Exhibit 10.43
GPGI, INC.
EXECUTIVE SEVERANCE PLAN
WHEREAS, GPGI, Inc. (the “Company”) considers it essential to the best interests of the Company and its stockholders to foster the continued employment of its executives; and
WHEREAS, the Compensation Committee (the “Committee”) of the Board of Directors of the Company (the “Board”) has determined to adopt this GPGI, Inc. Executive Severance Plan (this “Plan”) to provide stability and reinforce and encourage the continued attention and dedication of the Company’s executives to the Company.
NOW, THEREFORE, BE IT RESOLVED, the Committee hereby adopts this Plan as of October 2, 2025 (the “Effective Date”) for the benefit of the Company’s executives on the terms and conditions hereinafter stated.
Section 1.Definitions. As hereinafter used:
“Accrued Obligations” shall mean the sum of (i) the Participant’s Base Salary through the Employment Termination Date and (ii) to the extent required by law or applicable Company policy, any accrued vacation pay earned by the Participant, in each case, to the extent not theretofore paid.
“Affiliate” shall have the meaning set forth in Rule 12b-2 of the Exchange Act.
“Annual Bonus” shall mean the Participant’s annual bonus under the then-current non-equity incentive compensation plan of the Company and any of its Affiliates.
“Applicable Multiple” shall mean (i) two times for the Chief Executive Officer of the Company and (ii) one times for other Participants.
“Base Salary” shall mean the annual base salary paid by the Company or any of its Affiliates to the Participant, and shall not include any amounts received under any non-equity incentive or other bonus plan.
“Benefit Obligations” shall mean all benefits to which the Participant (or his or her designated beneficiary or legal representative, as applicable) is entitled or vested (or becomes entitled or vested as a result of termination) under the terms of all Benefit Plans in which the Participant is a participant as of the Participant’s termination of employment and to the extent not theretofore paid or provided.
“Benefit Plans” shall mean all employee retirement and welfare benefit plans, agreements, arrangements, programs, policies, practices, contracts or agreement of the Company and its Affiliates.
“Board” shall have the meaning set forth in the recitals.

“Cause” shall have the meaning given to that term in any written employment agreement or offer letter between the Company and the Participant, or if no such agreement exists or if such term is not defined therein, and unless otherwise defined in the Grant Instrument, Cause means a finding by the Committee that the Participant (i) has breached his or her employment or service contract with the Company, (ii) has engaged in disloyalty to the Company, including, without limitation, fraud, embezzlement, theft, commission of a felony or proven dishonesty, (iii) has disclosed trade secrets or confidential information of the Company to Persons not entitled to receive such information, (iv) has breached any written non-competition, non-solicitation, invention assignment or confidentiality agreement between the Participant and the Company or (v) has engaged in such other behavior detrimental to the interests of the Company as the Committee determines.
“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Committee” shall have the meaning set forth in the recitals.
“Company” shall have the meaning set forth in the recitals, and shall include (i) any successor to GPGI, Inc. (or any successor to it), including but not limited to any entity into which GPGI, Inc. is merged, consolidated or amalgamated, and (ii) any Affiliate of the Company, as applicable, to the extent the Participant is employed by or seconded to any such Affiliate or any entity to which the Company may assign this Plan in accordance with Section 7.3.
“Employment Termination Date” shall mean the date on which a Participant incurs a termination of employment.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
“Independent Tax Advisor” shall mean a lawyer with a nationally recognized law firm, a certified public accountant with a nationally recognized accounting firm, or a compensation consultant with a nationally recognized actuarial and benefits consulting firm, in each case with expertise in the area of executive compensation tax law, who shall be selected by the Company, and all of whose fees and disbursements shall be paid by the Company.
“Notice of Termination” shall have the meaning set forth in Section 3 hereof.
“Other Severance” shall have the meaning set forth in Section 2.5 hereof.
“Participant” shall mean (i) the Chief Executive Officer of the Company, (ii) an individual who is in a direct reporting relationship to the Chief Executive Officer (excluding, for the avoidance of doubt, administrative staff), and (iii) any other individual designated as a Participant by the Committee, in each case, who has executed a Participation Agreement.

“Participation Agreement” shall mean a participation agreement by and between the Company and each Participant, in substantially the form attached hereto as Exhibit A.
“Parties” shall mean the Participant and the Company.
“Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) thereof, except that such term shall not include (i) the Company or any of its Affiliates, (ii) a trustee or other fiduciary holding securities under a Benefit Plan of the Company or any of its Affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering by the Company of such securities, or (iv) an entity owned, directly or indirectly, by the shareholders of the Company in the same proportions as their ownership of the ordinary shares of the Company.
“Plan” shall have the meaning set forth in the recitals.
“Q/A-24(c) Payments” shall have the meaning set forth in Section 6.3 hereof.
“Qualifying Termination” shall have the meaning set forth in Section 2.2 hereof.
“Reduced Amount” shall have the meaning set forth in Section 6.1 hereof.
“Release” shall have the meaning set forth in Section 2.2 hereof.
“Restrictive Covenants” shall have the meaning set forth in Section 2.1 hereof.
“Severance Period” shall mean the number of years following the Employment Termination Date that is equal to the Applicable Multiple.
Section 2.Severance Eligibility and Payments.
2.1Notwithstanding anything else in this Plan to the contrary, a Participant shall only be entitled to the compensation and benefits provided under this Plan if the Participant (i) enters into a Participation Agreement and (ii) continues to comply with any restrictive covenants set forth in any written agreement with the Company to which the employee is subject (including, without limitation, as set forth in the Participation Agreement and any other non-compete, non-solicit, non-disparagement and confidentiality obligations) (the “Restrictive Covenants”).
2.2Benefits Upon Qualifying Termination. Upon a termination of the Participant’s employment relationship with the Company by the Company without Cause (such termination, a “Qualifying Termination”), then the Participant shall be entitled to the following, in lieu of any severance payments or benefits otherwise payable to the Participant under any plan or arrangement between the Company or any of its Affiliates and the Participant:
(i)the Accrued Obligations in a lump sum in cash;
(ii)the Benefit Obligations (subject to the terms of the applicable Benefit Plans); and
(iii)provided that, within 55 days following the Employment Termination Date, the Participant has executed a general release and waiver agreement in the form provided by the Company (the “Release”), and any applicable revocation periods relating to the Release have expired, and subject to the Participant’s compliance with the Restrictive Covenants and the Release:
(A)An amount equal to the Applicable Multiple times the sum of (1) the rate of Base Salary then in effect up to and including the Employment Termination Date, and (2) the Participant’s Annual Bonus at target, which shall be paid in substantially equal installments during the Severance Period in accordance with the Company’s normal payroll periods;
(B)A lump-sum cash amount equal to the COBRA premiums that the Participant would pay if he or she elected continued health coverage under the Company’s health plan for the Participant and his or her dependents for the Severance Period, based on the COBRA rates in effect at the termination date;
(C)Outplacement services supplied by a service provider selected by the Company for a period of six months; provided that such services must commence no later than 90 days after the Employment Termination Date and terminate 12 months after commencement of same; and
(D)Any vested options to purchase Company stock that were granted to the Participant prior to the Employment Termination Date shall remain outstanding and exercisable until the 90th day following the Employment Termination Date; provided, however, that in no event shall any such options remain outstanding and exercisable beyond the 10th anniversary of the applicable grant date.
2.3Timing of Severance Payments. The Company shall pay (or cause to be paid) to the Participant the amounts or benefits specified in Section 2.2(i) and (iii)(B) 60 days following the Employment Termination Date, and those specified in Section 2.2(iii)(A) in substantially equal installments during the Severance Period in accordance with the Company’s normal payroll periods. For the avoidance of doubt, this Section 2.3 shall not result in a delay of: (i) any payment of Accrued Obligations that otherwise would occur on an earlier date in accordance with applicable law or the usual and customary payroll policies of the Company (as in effect immediately prior to the Participant’s termination of employment) or (ii) any payment of the Benefit Obligations that otherwise would occur pursuant to the terms and conditions of the applicable Benefit Plans (as in effect immediately prior to the Participant’s termination of employment).
2.4Other Terminations. For the avoidance of doubt, the Participant shall not be entitled to any payments or benefits pursuant to this Plan if the Participant experiences a termination of employment that does not constitute a Qualifying Termination. In addition, if the Participant’s position is eliminated and the Participant is offered a new position within the Company with Base Salary at least equivalent to the Participant’s then-current level, then, regardless of the geographic location of the new position, the Participant shall not be entitled to any payments or benefits pursuant to this Plan if the Participant declines such offer.
2.5Other Severance Payments. In the event that the Company is obligated by law or contract to pay a Participant other severance pay, a termination indemnity, notice pay or the like, or if the Company is obligated by law to provide advance notice of separation (“Other Severance”), then the amount of severance under Section 2.2(iii)(A) otherwise payable to such Participant shall be reduced by the amount of any such Other Severance actually paid to the Participant (but not below zero). Notwithstanding anything to the contrary herein, nothing in this Section 2.5 shall prevent the Board, or the Committee, from making any subsequent determinations with respect to severance payments and benefits payable to a Participant. For the avoidance of doubt, this Section 2.5 shall not apply to any accelerated vesting, payment or settlement of long-term cash or equity incentive awards that specifically provide for such treatment in connection with a Qualifying Termination or similar event.
2.6No Mitigation. The Company agrees that, if the Participant’s employment with the Company terminates, the Participant is not required to seek other employment or to attempt in any way to reduce any amounts payable to the Participant by the Company pursuant to Section 2.2 hereof. Further, except as set forth in Section 2.5, the amount of any payment or benefit provided for in this Plan shall not be reduced by any compensation earned by the Participant as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by the Participant to the Company or otherwise.
2.7Forfeiture and Repayment. Notwithstanding anything to the contrary herein, in the event the Participant breaches the terms of the Restrictive Covenants or the Release, the Participant shall immediately forfeit all amounts owed to the Participant under this Plan (to the extent unpaid) and repay to the Company within 10 days of such breach the full pre-tax value of all payments previously paid hereunder; provided, however, that for the avoidance of doubt, this Section 2.7 shall not apply to the Accrued Obligations or Benefit Obligations.
Section 3.Notice of Termination. Any purported termination of the Participant’s employment pursuant to this Plan shall be communicated by a “Notice of Termination” from the Company to the Participant in accordance with Section 7.1 hereof.
Section 4.Successors; Binding Agreement.
4.1Successors. In addition to any obligations imposed by law upon any successor to the Company, the Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Plan in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.
4.2Enforcement by Participant’s Successors. The Company’s obligations under this Plan shall inure to the benefit of and be enforceable by the Participant’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Participant shall die while any amount would still be payable to the Participant hereunder if the Participant had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Plan to the executors, personal representatives or administrators of the Participant’s estate.
Section 5.Plan Modification or Termination. This Plan may be amended in any manner or terminated in whole or in part by the Committee upon 30 days’ prior notice to the Participants in accordance with Section 7.1 hereof. Any action of the Committee in amending or terminating this Plan (or any appendix or exhibit thereto) shall be taken in a non-fiduciary capacity.
Section 6.Parachute Payments.
6.1Notwithstanding any other provision of this Plan or any compensation or benefit program or other agreement to the contrary, if any payment or benefit by or from the Company or any of its Affiliates to or for the benefit of the Participant, whether paid or payable or distributed or distributable pursuant to the terms of this Plan or otherwise, would be subject to the Excise Tax (as hereinafter defined) (all such payments and benefits being collectively referred to herein as the “Payments”), then except as otherwise provided in Section 6.2, the Payments shall be reduced (but not below zero) or eliminated (as further provided for in Section 6.3) to the extent the Independent Tax Advisor shall reasonably determine is necessary so that no portion of the Payments shall be subject to the Excise Tax (the “Reduced Amount”).

6.2Notwithstanding the provisions of Section 6.1, if the Independent Tax Advisor reasonably determines that the Participant would receive, in the aggregate, a greater amount of the Payments on an after-tax basis (including all applicable federal, state and local income, employment and other applicable taxes and the Excise Tax) if the Payments were not reduced or eliminated to the Reduced Amount pursuant to Section 6.1, then no such reduction shall be made notwithstanding that all or any portion of the Payments may be subject to the Excise Tax.
6.3For purposes of determining which of Section 6.1 and Section 6.2 shall be given effect, the determination of which Payments shall be reduced or eliminated to avoid the Excise Tax shall be made by the Independent Tax Advisor. The Independent Tax Advisor shall provide its determinations, together with detailed supporting calculations and documentation, to the Company and the Participant for their review no later than 10 days after the change in control (within the meaning of Code Section 280G). If a reduction in payments or benefits is necessary so that the Payments equal the Reduced Amount, reduction shall occur in the following order: (i) first by reducing or eliminating the portion of the Payments that are payable in cash, (ii) second by reducing or eliminating the portion of the Payments that are not payable in cash (other than Payments as to which Treasury Regulations Section 1.280G-1 Q/A – 24(c) (or any successor provision thereto) applies (“Q/A-24(c) Payments”)) and (iii) third by reducing or eliminating Q/A-24(c) Payments. In the event that any Q/A-24(c) Payment or acceleration is to be reduced, such Q/A-24(c) Payment shall be reduced or cancelled in the reverse order of the date of grant of the awards. The determinations of the Independent Tax Advisor under this Section 6 shall, after due consideration of the Company’s and the Participant’s comments with respect to such determinations and the interpretation and application of this Section 6, be final and binding on the Parties absent manifest error. The Company and the Participant shall furnish to the Independent Tax Advisor such information and documents as the Independent Tax Advisor may reasonably request in order to make the determinations required under this Section 6.
Section 7.General Provisions.
7.1Notices. All notices and communications that are required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given when delivered personally or upon mailing by registered or certified mail, postage prepaid, return receipt requested, as follows:
If to the Company:

GPGI, Inc.
309 Pierce Street
Somerset, New Jersey 08873
Attention:
Email:
If to the Participant, to the address on file with the Company, or in either case to such other address as may be specified in a notice given by one Party to the other Party hereunder.
7.2Administration. This Plan shall be interpreted, administered and operated by the Committee, which shall have complete authority, in its sole discretion subject to the express provisions of this Plan, to interpret this Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations necessary or advisable for the administration of this Plan (including, without limitation, any determinations regarding eligibility to participate in this Plan). The Committee may delegate any of its duties hereunder to such person or persons from time to time as it may designate.
7.3Assignment. Except as otherwise provided herein or by law, no right or interest of any Participant under this Plan shall be assignable or transferable, in whole or in part, either directly or by operation of law or otherwise, including without limitation, by execution, levy, garnishment, attachment, pledge or in any manner; no attempted assignment or transfer thereof shall be effective; and no right or interest of any Participant under this Plan shall be subject to any obligation or liability of such Participant. When a payment is due under this Plan to a Participant who is unable to care for his or her affairs, payment may be made directly to his or her legal guardian or personal representative.
7.4Governing Law; Legal Fees. The validity, construction, interpretation and effect of this Plan shall be governed and construed by and determined in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof. Any action arising out of, or relating to, any of the provisions of this Plan shall be brought only in the United States District Court for the District of Delaware, or if such court does not have jurisdiction or will not accept jurisdiction, in any court of general jurisdiction in Delaware, and the jurisdiction of such court in any such proceeding shall be exclusive. The Parties shall each bear their own expenses, legal fees and other fees incurred in connection with this Plan; provided, that the prevailing Party in any such action shall be fully reimbursed by the other Party for all costs, including reasonable attorneys’ fees, court costs, expert or consultants’ fees and reasonable travel and lodging expenses, incurred by the prevailing Party in its successful prosecution or defense thereof, including any appellate proceedings.
7.5Withholding. Any payments and benefits provided for hereunder shall be paid net of any applicable withholding required under applicable law.
7.6Survival. The obligations of the Company and the Participant under this Plan which by their nature may require either partial or total performance after the termination of this Plan shall survive such termination.
7.7No Right to Continued Employment. Neither the establishment of this Plan, nor any modification thereof, nor the creation of any fund, trust or account, nor the payment of any benefits shall be construed as giving any Participant, or any person whomsoever, the right to be retained in the service of the Company, and all Participants shall remain subject to discharge to the same extent as if this Plan had never been adopted.
7.8Headings Descriptive. The headings of sections and paragraphs of this Plan are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Plan.
7.9Benefits Unfunded. This Plan shall not be funded. No Participant shall have any right to, or interest in, any assets of the Company which may be applied by the Company to the payment of benefits or other rights under this Plan.
7.10Enforceability. The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision of this Plan, which shall remain in full force and effect.
7.11Section 409A. The obligations under this Plan are intended to comply with the requirements of Section 409A of the Code or an exemption or exclusion therefrom and shall in all respects be administered in accordance with Section 409A of the Code. Any payments that qualify for the “short-term deferral” exception, the separation pay exception or another exception under Section 409A of the Code shall be paid under the applicable exception to the maximum extent possible. For purposes of the limitations on nonqualified deferred compensation under Section 409A of the Code, each payment of compensation under this Plan shall be treated as a separate payment of compensation, including for purposes of applying the exclusion under Section 409A of the Code for short-term deferral amounts, the separation pay exception or any other exception or exclusion under Section 409A of the Code. To the extent necessary in order to avoid the imposition of penalty taxes on a Participant pursuant to Section 409A of the Code, all payments to be made upon a termination of employment under this Plan may only be made upon a “separation from service” under Section 409A of the Code. If any payments under this Plan do not qualify for such exemptions at the time of the Participant’s termination of employment and therefore are deemed as deferred compensation subject to the requirements of Section 409A of the Code, then if the Participant is a “specified employee” under Section 409A of the Code on the date of the Participant’s termination of employment, notwithstanding any other provision of this Plan, payment of severance under this Plan shall be delayed for a period of six months from the date of the Participant’s termination of employment if required by Section 409A of the Code. The accumulated postponed amount shall be paid in a lump sum payment within 15 days after the end of the six-month period. If the Participant dies during the postponement period prior to payment of the postponed amount, the amounts withheld on account of Section 409A of the Code shall be paid to the Participant’s estate within 15 days after the date of the Participant’s death. Neither the Company nor its directors, officers, employees or advisers shall be liable to the Participant (or any other individual claiming a benefit through the Participant) for any tax, interest, or penalties the Participant may owe as a result of compensation or benefits paid under this Plan, and the Company shall have no obligation to indemnify or otherwise protect the Participant from the obligation to pay any taxes pursuant to Section 409A or otherwise. In no event may a Participant, directly or indirectly, designate the calendar year of any payment under this Plan, and to the extent required by Section 409A of the Code, any payment that may be paid in more than one taxable year shall be paid in the later taxable year.
7.12Entire Agreement. This Plan constitutes the entire agreement between the Company and the Participants and, except as expressly provided herein or in another agreement that specifically references this Section 7.12, supersedes the provisions of all other prior agreements or policies concerning the payment of severance benefits upon a termination of employment other than those that may be payable pursuant to any Participant’s individual employment agreement or offer letter entered into with the Company; provided that in no event shall payments or benefits provided pursuant to any other written agreement or policy entitle a Participant to a duplication of payments and benefits pursuant to this Plan.

EXHIBIT A
PARTICIPATION AGREEMENT
GPGI, Inc., a Delaware corporation (and together with its subsidiaries, the “Company”), is pleased to inform you, [name], that you have been designated as an eligible Participant in the Company’s Executive Severance Plan (the “Plan”). A copy of the Plan was delivered to you with this Participation Agreement. Your participation in the Plan is subject to all of the terms and conditions of the Plan. The capitalized terms used but undefined herein shall have the meanings given to them in the Plan.
In order to become a Participant under the Plan, you must complete and sign this Participation Agreement and return it to [name] no later than [date].
Pursuant to the Plan, you are eligible to receive certain severance benefits in the event of a Qualifying Termination (the “Separation Benefits”). If you become eligible for the Separation Benefits, then subject to the terms and conditions of the Plan and this Participation Agreement, you will receive:

Base Salary	[12/24] months
Annual Bonus at Target	[12/24] months
COBRA Premiums	[12/24] months
Outplacement Services	6 months
In order to participate in the Plan and to be eligible to receive the Separation Benefits, you must comply with the following Restrictive Covenants and execute the Release.
1.Noncompetition. You agree that while you are employed by the Company and during the 24-month period following your termination of employment or service with the Company (the “Restriction Period”), you will not, without the Board’s express written consent, engage (directly or indirectly) in any Competitive Business anywhere in the world. The term “Competitive Business” means (A) the business of designing, developing, manufacturing customizing and/or selling (i) financial transaction cards manufactured of metal or metal hybrid, including ID cards and security cards, and/or (ii) products and services to enable consumers to buy, sell and store cryptocurrencies and other digital assets and providing similar products and services to businesses for distribution to their customers, including, without limitation, banking and financial services, insurance, warranty and eGaming markets, and related activities and (B) any other business, venture or activity that the Company engages in or undertakes, or has plans to engage in or undertake, in each case, during the period you are employed by the Company. With respect to the portion of the Restriction Period that follows your termination of employment or service, the determination of whether a business is a Competitive Business shall be made based on the scope and location of the businesses engaged in or undertaken or planned to be engaged in or undertaken by the Company or any of its

Affiliates as of the date of such termination of employment or service. You understand and agree that, given the nature of the business of Company and your position with the Company, the foregoing geographic scope is reasonable and appropriate.

2.Nonsolicitation of Company Personnel. You agree that during the Restriction Period, you will not, either directly or through others, hire or attempt to hire any employee, consultant or independent contractor of the Company or its Affiliates, or solicit or attempt to solicit any such person to change or terminate his or her relationship with the Company or an Affiliate or otherwise to become an employee, consultant or independent contractor to, for or of any other person or business entity, unless more than 12 months shall have elapsed between the last day of such person’s employment or service with the Company or Affiliate and the first day of such solicitation or hiring or attempt to solicit or hire; provided, that the foregoing does not prohibit general solicitation or recruitment activities not directed at employees of the Company.

3.Nonsolicitation of Customers. You agree that during the Restriction Period, you will not, either directly or through others, solicit, divert or appropriate, or attempt to solicit, divert or appropriate, any customer or actively sought prospective customer of the Company or an Affiliate for the purpose of providing such customer or actively sought prospective customer with services or products competitive with those offered by the Company or an Affiliate during your employment with the Company.

4.Proprietary Information. At all times, you will hold in strictest confidence and will not disclose, use, lecture upon or publish any of the Proprietary Information (defined below) of the Company or an Affiliate, except as such disclosure, use or publication may be required in connection with your work for the Company or as described in Section 5 below, or unless the Company expressly authorizes such disclosure in writing.

“Proprietary Information” shall mean any and all confidential and/or proprietary knowledge, data or information of the Company and its Affiliates and shareholders, including but not limited to information relating to financial matters, investments, budgets, business plans, marketing plans, personnel matters, business contacts, products, processes, know-how, designs, methods, improvements, discoveries, inventions, ideas, data, programs, and other works of authorship.

5.Reports to Government Entities. Nothing in this Participation Agreement shall prohibit or restrict you from initiating communications directly with, responding to any inquiry from, providing testimony before, providing confidential information to, reporting possible violations of law or regulation to, or filing a claim or assisting with an investigation directly with a self-regulatory authority or a government agency or entity, including the Equal Employment Opportunity Commission, the Department of Labor, the National Labor Relations Board, the Department of Justice, the Securities and Exchange Commission, Congress, any agency Inspector General or any other federal, state or local regulatory authority (collectively, the “Regulators”), or from making other disclosures that are protected under the whistleblower provisions of state or federal law or regulation. You do not need the prior authorization of the Company to engage in conduct protected by this section, and you do not need to notify the

Company that you have engaged in such conduct. Please take notice that federal law provides criminal and civil immunity to federal and state claims for trade secret misappropriation to individuals who disclose trade secrets to their attorneys, courts, or government officials in certain, confidential circumstances that are set forth at 18 U.S.C. §§ 1833(b)(1) and 1833(b)(2), related to the reporting or investigation of a suspected violation of the law, or in connection with a lawsuit for retaliation for reporting a suspected violation of the law.

6.Inventions Assignment. You agree that all inventions, innovations, improvements, developments, methods, designs, analyses, reports, and all similar or related information which relates to the Company’s or its Affiliates’ actual or anticipated business, research and development or existing or future products or services and which are conceived, developed or made by you while employed or engaged by the Company (“Work Product”) belong to the Company. You will promptly disclose such Work Product to the Board and perform all actions reasonably requested by the Board (whether during your employment or thereafter) to establish and confirm such ownership (including, without limitation, assignments, consents, powers of attorney and other instruments). If requested by the Company, you agree to execute any inventions assignment and confidentiality agreement that is required to be signed by the Company employees generally.

7.Non-Disparagement. You agree and covenant that you will not at any time make, publish or communicate in any public forum or otherwise in a manner intended to achieve widespread publication or broadcast outside the Company or to substantial numbers of employees of the Company, any defamatory or disparaging remarks, comments or statements concerning the Company or any of its Affiliates or their businesses, or any of their employees, officers, and existing and prospective customers, suppliers, or investors.

8.Return of Company Property. Upon your termination of employment or service with the Company, you will deliver to the person designated by the Company all originals and copies of all documents and property of the Company or an Affiliate that is in your possession or under your control or to which you may have access. You will not reproduce or appropriate for your own use, or for the use of others, any property, proprietary information, or Work Product.

9.Severability. The covenants in this Participation Agreement are severable and separate, and the unenforceability of any specific covenant will not affect the provisions of any other covenant. If any provision of this Participation Agreement relating to the time period, scope or geographic area of the restrictive covenants will be declared by a court of competent jurisdiction or arbitrator to exceed the maximum time period, scope or geographic area, as applicable, that such court or arbitrator deems reasonable and enforceable, then this Participation Agreement will automatically be considered to have been amended and revised to reflect such determination.

10.Independent Covenants. All of the covenants in this Participation Agreement will be construed as an agreement independent of any other provisions of this Participation Agreement, and the existence of any claim or cause of action that you may have against the

Company or any of its Affiliates, whether predicated on this Participation Agreement or otherwise, will not constitute a defense to the enforcement by the Company of such covenants.

11.Reasonableness. By executing this Participation Agreement, you acknowledge that you have carefully read and considered the provisions of this Participation Agreement and, having done so, agree that these restrictive covenants impose a fair and reasonable restraint on you and are reasonably required to protect the Proprietary Information, business and/or goodwill of the Company, its Affiliates and their respective officers, directors, employees, and equityholders.

12.Legal and Equitable Remedies. Because your services are personal and unique and you have had and will continue to have access to and have become and will continue to become acquainted with the Proprietary Information of the Company and its Affiliates, and because any breach by you of any of the Restrictive Covenants contained in this Participation Agreement would result in irreparable injury and damage for which money damages would not provide an adequate remedy, the Company shall have the right to enforce this Participation Agreement and any of its provisions by injunction, specific performance or other equitable relief, without bond and without prejudice to any other rights and remedies that the Company may have for a breach, or threatened breach, of the Restrictive Covenants set forth in this Participation Agreement. You agree that in any action in which the Company seeks injunction, specific performance or other equitable relief, you will not assert or contend that any of the provisions of this Participation Agreement are unreasonable or otherwise unenforceable.

13.Survival. The respective rights and obligations of the parties under this Participation Agreement shall survive any termination of the period while you are employed by the Company or termination or expiration of this Participation Agreement to the extent necessary for the intended preservation of such rights and obligations.

IN WITNESS WHEREOF, the Parties have caused this Participation Agreement to be executed by them or their duly authorized agents.

[PARTICIPANT NAME] ____________________________________ Date: _______________________________	THE COMPANY By: _________________________________ Date: ________________________________